PRESS RELEASE

SOURCE: Acasti Pharma Inc.

Acasti Pharma Reports on Its Oversubscribed Rights Offering

Laval, Québec, CANADA – September 16, 2011 – Acasti Pharma Inc. ("Acasti") (TSX-V.APO), a Neptune Technologies & Bioressources Inc. ("Neptune") subsidiary, reports on its Rights Offering announced on June 17, 2011, which ended on September 14, 2011 at 4PM eastern time.

The Rights Offering has been oversubscribed, and accordingly the maximum number of shares available for issuance under terms of the Rights Offering have been issued, for a total of 6,445,444 shares representing gross proceeds of $8,056,805.

"We appreciate the Rights Offering subscribers' confidence and support. Completing an oversubscribed Rights Offering during this uncertain macroeconomic period with high market volatily is a significant endorsement Acasti's management, its business strategy and action plan" stated Xavier Harland, CFO. "The proceeds from the Rights Offering will be used to accelerate the development of CaPre™, Acasti's prescription drug candidate, directed primarily toward the US clinical development plan, as well as for the commercialization of Onemia™, Acasti's medical food product and for the development of new Over-the-counter (OTC) combination products. Finally, remaining proceeds will be used for business development purposes and increasing working capital." he added.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About Neptune Technologies & Bioressources Inc. (NASDAQ:NEPT – TSX-V:NTB)

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune's products are marketed and distributed in over 20 countries worldwide.

Acasti Contact:

Tina Sampalis	Xavier Harland
President	Chief Financial Officer
+1.450.686.4555	+1.450.687.2262
t.sampalis@acastipharma.com	x.harland@acastipharma.com

www.acastipharma.com

Howard Group Contact:
Dave Burwel
+1.888.221.0915
dave@howardgroupinc.com
www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.